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June 15, 2007

BY EDGAR, FAX AND FEDERAL EXPRESS

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2006 Filed September 1, 2006 File No. 1-6439

Dear Ms. Blye:

On behalf of our client Sony Corporation (“Sony”), we have set forth below our response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 1, 2007 with respect to Sony’s response to the Staff’s comment letter dated January 25, 2007 (the “Second Response Letter” and together with Sony’s response to the Staff’s comment letter dated November 14, 2006 (the “First Response Letter”), the “Previous Response Letters”) relating to Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended March 31, 2006. For ease of reference, we have repeated the Staff’s comment in bold text prior to our response.

1.

We note your response to prior comment two and the statement that “[n]o exports to Iran, Sudan, or Syria are made from the United States or by U.S. persons.” Please expand your qualitative materiality analysis to discuss whether you sell products listed in our prior comment two, or any other dual-use products (including “semiconductors and personal computers”) into Iran, Sudan or Syria and, if so, the possibility that such products might be used in terrorist-sponsoring or weapons development activities by those countries. Discuss in this regard the

Ms Cecilia D. Blye, p. 2

applicability to your Iran-related operations of Section 5(b) of the Iran Sanctions Act, as amended on September 30, 2006. Please also address the possibility that your reputation may be harmed by your sales, if any, into Iran, Sudan or Syria.

Sony maintains controls designed to ensure compliance with local export regulations, including those established by Japan, whose export control rules for dual-use goods are based on the Wassenaar Arrangement’s List of Dual-Use Goods and Technologies. As defined by the Wassenaar Arrangement’s “Criteria for the Selection of Dual-Use Items,” “[d]ual-use goods and technologies to be controlled are those which are major or key elements for the indigenous development, production, use or enhancement of military capabilities.”1 While, as stated in its First Response Letter, Sony does sell certain items in Iran, Sudan and Syria, including products listed in the Staff’s prior comment two (professional-use AV and media products, switchers, peripherals/accessories, and medical printers), Sony does not sell any dual-use product or technology, as defined under the Wassenaar Arrangement, in these countries. No such dual-use products or technologies are embedded in the Sony products sold in Iran, Sudan, or Syria. Furthermore, Sony does not sell personal computers or semiconductors in these countries.

More generally, Sony does not produce any equipment intended for the development of weapons. Furthermore, in view of Sony’s compliance with national laws restricting the export of dual-use items (as defined under the Wassenaar Arrangement), Sony does not believe that there is a possibility that the products it sells in Iran, Sudan, or Syria might contribute in any material way to terrorist-sponsoring or weapons development activities by these countries.

Sony believes that Section 5(b) of the Iran Sanctions Act, as amended on September 30, 2006 does not apply to its Iran-related operations. This provision requires the imposition of certain sanctions on a person who provides goods, services, technology or other items to Iran, which provision the person knows would contribute materially to the ability of Iran to acquire or develop chemical, biological, or nuclear weapons or related technologies or destabilizing numbers and types of advanced conventional weapons. As stated in its First Response Letter, some of Sony’s professional-use products and consumer products are sold in Iran. Sony sells its professional-use products in Iran directly and through local dealers; consumer products are sold by Iran-based distributors and Dubai-based traders. Sony has no reason to believe that any of its direct sales of professional-use products are for use in or would contribute materially to the acquisition or development of weapons of mass destruction or advanced conventional weapons by Iran. Likewise, Sony has no reason to believe that its distributors or traders of professional-use and consumer products sell Sony’s products to any party for use in the development of weapons or that its products would be likely to contribute materially to such development. Because Sony has no knowledge, and has no reason to believe, that goods sold in Iran would contribute materially to the ability of Iran to acquire or develop chemical, biological, or nuclear weapons or related technologies or advanced conventional weapons, Sony’s view is that Section 5(b) does not apply to its Iran-related operations.

_________________________

1  http://www.wassenaar.org/controllists/index.html

Ms Cecilia D. Blye, p. 3

Sony does not believe that the nature of its products sold in Iran, Sudan, and Syria risks causing material harm to Sony’s reputation. As explained in greater detail in its First Response Letter, Sony’s sales in these countries are limited to consumer products and professional-use products that do not contain sensitive technologies. None of these products is a dual-use product, as defined by the Wassenaar Arrangement, and to Sony’s knowledge none has a military application and none has been converted for any military use.

Similarly, Sony does not believe that the limited volume of sales in Iran, Sudan, and Syria would bring about material harm to Sony’s reputation. As noted in the First Response Letter, Sony’s combined sales to these countries represented less than 0.3% of Sony Group’s global sales for the fiscal year ended March 31, 2006. Sony believes this figure would lead actual or potential investors to view its activities in these countries as immaterial to it. Sony’s ongoing monitoring of investor opinion, including the sentiments to which the Staff referred in its comment letter dated January 25, 2007, does not lead it to believe its limited sales of consumer and professional-use goods to Iran, Sudan, and Syria would materially affect its reputation. As part of this ongoing monitoring, if Sony believed such sales, or any other transactions, would hurt its reputation, it would evaluate the situation and take appropriate action in the circumstance.

*****

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,
/s/ William F. Gorin
William F. Gorin

cc:

Mr. Larry Spirgel, Assistant Director, Securities and Exchange Commission
Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation
Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation